300 North LaSalle Street
Chicago, Illinois 60654

Jeffrey S. O’Connor 312-862-2026 joconnor@kirkland.com	312 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

December 30, 2014

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	M. Hughes Bates Kayla Florio

Re:	World Omni Auto Receivables Trust 2012-A Form 10-K for Fiscal Year Ended December 31, 2013 Filed March 28, 2014 File No. 333-159392-04

Ladies and Gentlemen:

On behalf of World Omni Auto Receivables LLC (as applicable, the “Depositor”), and in response to the letter (the “Comment Letter”) dated December 18, 2014 from the staff (the “Staff”) of the Securities and Exchange Commission to Daniel M. Chait, the Depositor’s President and Director, relating to the World Omni Auto Receivables Trust 2012-A Form 10-K referenced above (the “Subject Filing”), I submit the following responses, together with a Form 10-K/A to the Subject Filing.

The Depositor’s responses to the Staff’s comments are set forth below. The numbered paragraphs below set forth the Staff’s comments in italicized text together with the Depositor’s responses. The numbers correspond to the numbered paragraphs in the Comment Letter. Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor.

Body For Form 10-K
Item 15

1.	We note that you list the Indenture dated as of July 18, 2012, relating to the Trust as Exhibit 4.2 and incorporate by reference to Exhibit 4.1 to the Registrant’s Current Report on Form 8-K, filed on July 18, 2012. The Indenture referenced, however, appears to be filed as Exhibit 4.2 of the referenced Form 8-K. Please confirm, if correct, that this language should be revised to read Exhibit 4.2 and that this language will be corrected in future filings. See Item 10(d) of Regulation S-K.

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Securities and Exchange Commission

Division of Corporation Finance

December 30, 2014

Response: The Depositor has revised the language to read Exhibit 4.2 and confirms that this language will be corrected in future filings.

2.	To assist investors in locating the documents incorporated by reference, please confirm that in future filings, for this and any other transactions for which you act as depositor, you will provide the file numbers for all of the documents that you incorporate by reference. We note, as an example, that the Registrant’s Current Report on Form 8-K filed on July 18, 2012, does not include a file number.

Response: The Depositor has revised the descriptions of each document incorporated by reference to a previously filed Current Report on Form 8-K to include the related file numbers. The Depositor confirms that, in future filings for this and any other transactions for which it acts as depositor, it will provide the file numbers of the documents that it incorporates by reference.

In connection with responding to your comments, we have been authorized by the Depositor to inform you that the Depositor hereby acknowledges that (i) the Depositor is responsible for the adequacy and accuracy of the disclosure in the Subject Filing, (ii) comments of the Staff or changes to the disclosure in the Subject Filing in response to comments of the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filing, and (iii) the Depositor may not assert comments of the Staff as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact the undersigned at (312) 862-2597.

Sincerely,

/s/ Jeffrey S. O’Connor_______

Jeffrey S. O’Connor

cc:	Daniel M. Chait, World Omni Auto Receivables LLC Eric M. Gebhard, World Omni Auto Receivables LLC Peter J. Sheptak, Esq., World Omni Auto Receivables LLC